ROYCE MICRO-CAP TRUST, INC.

At the 2015 Annual Meeting of Stockholders held on September 24, 2015, the Fund's stockholders elected three Directors, consisting of:

	Votes For	Votes Withheld
Charles M. Royce	30,149,093	405,166
G. Peter O'Brien David L. Meister	30,006,654 29,990,136	547,605 564,123